CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
PDI, INC.
PDI, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware, does hereby certify that:
1.The name of the Corporation is PDI, Inc.

2.The Board of Directors of the Corporation duly adopted resolutions approving and setting forth this proposed amendment (the “Amendment”) to the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), declaring the Amendment's advisability to its stockholders, and directing that the Amendment be considered at the 2012 annual meeting of the stockholders of the Corporation. At the annual meeting of the stockholders of the Corporation held on June 5, 2012, holders of a majority of the outstanding shares of the Corporation's common stock, being the only outstanding class of the Corporation's capital stock entitled to vote, voted in favor of the adoption of the Amendment.

3.The Amendment provides as follows:

The first paragraph of ARTICLE FOURTH of the Corporation's Certificate of Incorporation is amended to read as follows:
FOURTH: The total number of shares of all classes of stock which this corporation shall have authority to issue is 45,000,000, consisting of (i) 40,000,000 shares of common stock, par value $.01 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).
4.The Amendment herein certified has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the state of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation of PDI, Inc. has been executed as of this 31st day of July, 2012.
PDI, Inc.
By:__/s/ Nancy Lurker____________________________
Name:    Nancy Lurker
Title:    Chief Executive Officer